                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 14f-1
                   Under the Securities Exchange Act of 1934

                          UC TELEVISION NETWORK CORP.
                          ---------------------------
                          (Exact name of registrant as
                      specified in its corporate charter)



                                   000-19997
                          --------------------------
                              Commission File No.


        Delaware                                         13-3557317
---------------------------                        ---------------------
(State of Incorporation)                                (IRS Employer
                                                     Identification No.)

                                645 Fifth Avenue
                                   East Wing
                           New York, New York 10022
                    ---------------------------------------
                    (Address of principal executive offices)

                                (212) 888-0617
         ------------------------------------------------------------
              (Registrant's telephone number, including area code)

                                  May 1, 1997

                          UC TELEVISION NETWORK CORP.

                      Schedule 14f-1 Information Statement
                   Under the Securities Exchange Act of 1934

     This Information Statement is being mailed on or about May 1, 1997 to holders of record on April 11, 1997 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of UC Television Network Corp., a Delaware corporation (the "Company"). It is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a change in the membership of the Board of Directors of the Company pursuant to the transaction discussed below.

                BACKGROUND OF TRANSACTION IN CHANGE AND CONTROL

     Pursuant to the terms of a purchase agreement (the "Purchase Agreement"), dated as of April 25, 1997, between the Company and U-C Holdings, L.L.C., a Delaware limited liability company (the "Purchaser"), the Company issued to the Purchaser on April 25, 1997 (the "Closing Date"), 29,090,909 shares of Common Stock and a Class C Warrant to purchase an additional 3,863,662 shares of Common Stock and entered into certain Equity Protection Agreements (hereinafter described) with the Purchaser (collectively, the "Purchased Securities"). As a result of the Purchase Agreement, the Purchaser owns in the aggregate approximately 72.6% of the outstanding shares of the Company's Common Stock, and upon exercise of the Class C Warrant, the Purchaser would own approximately 75.0% of the outstanding shares of the Company's Common Stock. The Company and the Purchaser entered into certain Equity Protection Agreements on the Closing Date (the "Equity Protection Agreements") which provide that the Purchaser shall have the right to acquire additional shares of the Company's Common Stock at such time as outstanding warrants and options to acquire Common Stock are exercised by third parties in order to protect the Purchaser's percentage ownership interest in the Company's Common Stock from dilution. Immediately prior to the Closing Date, the Company's Board of Directors consisted of four members. Two directors, Edward S. McLaughlin and Edward Weinberger, resigned as directors of the Company effective as of April 24, 1997. As of the date of this Information Statement, Peter Kauff and Stephen Roberts remain the only two directors currently in office. Pursuant to the Purchase Agreement, five persons designated by the Purchaser shall become directors of the Company, as follows:
Jason Elkin, Joseph Gersh, John T. Dobson III, Avy H. Stein and Beth F. Johnston. The new members of the Company's Board of Directors were appointed on the Closing Date by Messrs. Kauff and Roberts, as directors of the Company, with the effective date of the new directors taking office as directors to be ten
(10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the "Commission") and mailed to all holders of record of the Company's Common Stock or such later date as the notice period required by Rule 14(f) (or required by the Commission) expires (the "Effective Date").

     The aggregate purchase price for the Purchased Securities pursuant to the Purchase Agreement was $16,200,000. The purchase price for the Common Stock and the exercise price for the Class C Warrant is approximately equal to the average closing price per share reported on the Nasdaq Smallcap Market for the 30 trading day period ended on the day prior to the Closing Date. The Purchaser paid the purchase price by the payment of $29,090.91 in cash and the delivery of a promissory note payable to the Company in the amount of $16,170,909.09 (the "Note"). The source of funds for the purchase price is contributions of capital to the Purchaser by its members. On the Closing Date, in accordance with the terms and provisions of an Escrow Agreement among the Company, the Purchaser and LaSalle National Bank, as Escrow Agent (the "Escrow Agreement"), the Company placed into escrow the $29,090.91 in cash and the Note, and the Purchaser placed in escrow the Purchased Securities. The Note provides that it will be immediately due and payable upon release from escrow. The Purchased Securities shall be released to the Purchaser and the cash and the Note shall be released to the Company following satisfaction of certain conditions set forth in the Escrow Agreement, including the release, waiver or termination of a certain right of first refusal previously granted by the Company to an unaffiliated entity with regard to the issuance of capital stock of the Company and the effectiveness of the new director appointments. The Purchased Securities being held in escrow were issued on the Closing Date to the Purchaser and are outstanding securities of the Company. The Purchaser is entitled to cast any vote or give any consent or waiver with respect to the Purchased Securities during the period in which they are held in escrow. If the conditions specified in the Escrow Agreement to the release from escrow are not timely satisfied and the Purchaser delivers instructions to the Escrow Agent, the Escrow Agent will release the cash and the Note to the Purchaser and the Purchased Securities to the Company, and all transactions contemplated by the Purchase Agreement will be rescinded (including the appointment of new directors) and the Purchased Securities will no longer be outstanding.

     Following the Effective Date, it is anticipated that the Board of Directors will approve an amendment of the Company's Certificate of Incorporation to increase the number of shares of Common Stock authorized to be issued by the Company from 50,000,000 shares to 100,000,000 shares subject to approval of the Company's shareholders. The Purchaser, as the holder of a majority of the outstanding shares of Common Stock of the Company, will take action by written consent in lieu of a meeting to approve such amendment with such action to be effective 20 days after the mailing to stockholders of an information statement pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended. The Company will mail to each of the holders of Common Stock a subsequent information statement in accordance with these securities regulations in the very near future.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     As of April 25, 1997, after giving effect to the issuance of the Common Stock to the Purchaser pursuant to the Purchase Agreement, there were issued and outstanding 40,075,766 shares of Common Stock of the Company. All of the shares of Common Stock of the Company are entitled to one vote at any meeting of the stockholders of the Company. The Company has no other voting securities outstanding.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table reflects as of April 25, 1997, after giving effect to the issuance of Common Stock to the Purchaser pursuant to the Purchase Agreement, the number of shares of Common Stock (and the percentage of Common Stock) beneficially owned by (i) each person known to the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each person who will be a director of the Company as of the Effective Date, (iii) each of the current executive officers of the Company (therefore excluding those persons who have resigned from office as of the Closing Date), and (iv) each of the executive officers of the Company and all persons who will be directors as of the Effective Date as a group (based upon information furnished by such persons). Under the rules of the Commission, a person is deemed to be a beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose of or to direct the disposition of such security. In general, a person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities.

                                                   PERCENTAGE (%) OF COMMON
NAME AND ADDRESS/(1)/ OF     NUMBER OF SHARES   STOCK OUTSTANDING AFTER CLOSING
 BENEFICIAL OWNER           BENEFICIALLY OWNED     OF PURCHASE AGREEMENT/(2)/
------------------------    ------------------  -------------------------------
U-C Holdings, L.L.C./(3)/      29,090,909/(4)/                72.6

Jason Elkin                             0                        0%

Joseph D. Gersh                         0                        0%

John T. Dobson III                      0                        0%

Peter Kauff/(5)/                1,662,458                      4.0

Thomas Gatti                       25,000                       *

Avy H. Stein/(6)/              29,090,909/(4)/                72.6

Beth F. Johnston/(6)/          29,090,909/(4)/                72.6

Stephen Roberts/(7)(8)/            41,604                       *

All directors and              30,893,971                     73.9
 executive officers as a
 group (ten persons)/(9)/

------------------
*Indicates beneficial ownership of less than one (1%) percent.

(1) The business address of Messrs. Elkin, Gersh and Dobson is 5784 Lake Forrest Drive, Suite 275, Atlanta, Georgia 30328. The business address of Messrs. Kauff and Roberts is c/o UC Television Network Corp., 645 Fifth Avenue, East Wing, New York, New York 10022. The business address of U-C Holdings, L.L.C., Mr. Stein and Ms. Johnston is c/o Willis Stein & Partners, L.P., 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606.

(2) For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons have or have the right to acquire within 60 days is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(3) U-C Holdings, L.L.C. is a Delaware limited liability company. Willis Stein & Partners, L.P., a Delaware limited partnership, is its Managing Member, and has the power to direct the voting and disposition of all of the Company Common Stock held by U-C Holdings, L.L.C. The general partner of Willis Stein & Partners, L.P. is Willis Stein & Partners, L.L.C., a Delaware limited liability company, of which John R. Willis, Avy H. Stein, Beth F. Johnston, Daniel M. Gill and Daniel H. Blumenthal are the Founding Members. Each such person may, through Willis Stein & Partners, be deemed to share the power to direct the voting and disposition of all of the Company Common Stock held by U-C Holdings, L.L.C. The address of each such entity and person is c/o Willis Stein & Partners, 227 West Monroe Street, Suite 4300, Chicago, Illinois 60606.

(4) Does not include any shares issuable to U-C Holdings, L.L.C. upon (a) the exercise of the Class C Warrant which is not exercisable within 60 days of the date hereof, or (b) the exercise of rights to purchase Common Stock pursuant to the Equity Protection Agreements. The rights of U-C Holdings, L.L.C. to purchase Common Stock pursuant to the Equity Protection Agreements are exercisable only upon the exercise by third parties of options and warrants to purchase Common Stock and, in such event, only to the extent necessary to protect U-C Holdings, L.L.C. from the dilution of its equity position in the Company.

(5) Includes options covering 250,325 shares of Common Stock granted to Mr. Kauff pursuant to the Company's 1990 Performance Equity Plan (the "Performance Equity Plan") and 37,133 shares of Common Stock granted pursuant to the 1996 Stock Incentive Plan (the "Stock Incentive Plan") which are exercisable within 60 days of the date hereof. By resolution dated April 8, 1997, the Board of Directors of the Company amended the Option Agreement, dated September 12, 1996, between the Company and Peter Kauff, which granted Mr. Kauff a non-qualified stock option to purchase 337,500 shares of the Company's Common Stock, exercisable over a four year period, to provide that, conditioned upon consummation of the transaction contemplated by the Purchase Agreement, the number of options under the Option Agreement were increased to 1,350,000.

(6) All of such shares are held by U-C Holdings, L.L.C. Mr. Stein and Ms. Johnston may be deemed to beneficially own the securities of the Company owned by U-C Holdings, L.L.C. by virtue of their status as Founding Members of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., which serves as the Managing Member of U-C Holdings, L.L.C., as disclosed in footnote (3).

(7) Includes 11,604 shares of Common Stock held by the Roberts Family Trust of 1991, of which Mr. Roberts is co-trustee.

(8) Includes options covering 30,000 shares of Common Stock granted pursuant to the Company's Outside Directors' 1996 Stock Option Plan (the "Outside Directors' Plan") and the Stock Incentive Plan which are exercisable within 60 days of the date hereof.

(9) Includes options covering an aggregate of 71,500 shares of Common Stock granted to certain other executive officers of the Company, pursuant to the Company's Performance Equity Plan and the Company's Stock Incentive Plan, which are exercisable within 60 days of the date hereof and 2,500 shares of Common Stock held by a certain executive officer of the Company.

     Except as noted in the footnotes to the table above, the Company believes that the beneficial holders listed above have sole voting and investment power regarding the shares of Common Stock shown as beneficially owned by them.

                               LEGAL PROCEEDINGS

     There are no legal proceedings to which any director, officer or affiliate of the Company, and any owner of record or beneficially or more than 5% of the Company's Common Stock or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

                              REGISTRATION RIGHTS

     As a condition to the obligation of the Purchaser to consummate the transactions pursuant to the Purchase Agreement, the Company has executed and delivered a Registration Rights Agreement between the Company and the Purchaser. Under the terms of the Registration Rights Agreement, the

Purchaser will be entitled to require that the Company undertake to register resales of Common Stock held by the Purchaser under the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws. Subject to certain limitations, the Purchaser shall be entitled to up to two demand registrations (and an unlimited number if the Company becomes eligible to use Form S-3) as well as rights to participate in other registrations undertaken by the Company. In connection with any such registrations, the Company has agreed to pay all expenses of registration other than underwriters' and brokers' discounts and commissions.

                                   DIRECTORS

     As of the date of this Information Statement, Peter Kauff and Stephen Roberts are the sole members of the Company's Board of Directors. Two former directors of the Company, Edward F. McLaughlin and Edward Weinberger, resigned from their positions as directors as of April 24, 1997. Messrs. Kauff and Roberts, as the sole directors of the Company on the Closing Date, appointed Jason Elkin, Joseph Gersh, John T. Dobson III, Avy H. Stein and Beth F. Johnston to become directors of the Company effective as of the Effective Date. Each of the directors of the Company (including the persons who will become directors on the Effective Date) currently have terms which will end at the next annual meeting of the stockholders of the Company or until their successors are elected and qualify, subject to their prior death, resignation or removal. There are no family relationships among any of the Company's directors and executive officers. The following reflects certain biographical information on the persons who will comprise the Board of Directors of the Company as of the Effective Date.

     JASON ELKIN (age 49) will become a director of the Company on the Effective Date, as set forth above. Mr. Elkin is currently the owner of a FOX affiliate television station in Erie, Pennsylvania. From September 1, 1996 until recently, Mr. Elkin was a consultant for U.S. Broadcast Group, L.L.P. (which owns and operates seven television stations) and acted as its Chief Executive Officer. Mr. Elkin was the Chairman and Chief Executive Officer of Future Vision Television, Inc., which was the general partner of New Vision TV, L.P. (a company which owned six television stations from December 1993 through March 1995, at which time all the assets of the company were sold). Prior to forming New Vision TV, L.P., Mr. Elkin was a television broadcast manager for over 20 years. Mr. Elkin also serves as a director of Complete Wellness Centers Inc.

     JOSEPH D. GERSH (age 42) will become a director of the Company on the Effective Date, as set forth above. Mr. Gersh is currently the owner with Mr. Elkin of a FOX affiliate television station in Erie, Pennsylvania. From September 1, 1996 until recently, Mr. Gersh was a consultant for U.S. Broadcast Group, L.L.C. (which owns and operates seven television stations) and acted as its Chief Operating Officer. Mr. Gersh was the Chief Operating Officer of Future Vision Television, Inc., which was the general partner of New Vision TV, L.P. (a company which owned six television stations from December 1993 through March 1995, at which time all of the assets of the company were sold). From November 1990 through November 1993, Mr. Gersh served as the Director of Sales for FOX affiliate WATL-TV in Atlanta, Georgia.

     JOHN T. DOBSON III (age 46) will become a director of the Company on the Effective Date, as set forth above. Mr. Dobson has been the Vice President of Atlanta Market Sales for Turner Broadcasting Sales from 1986 until his resignation to join the Company on April 30, 1997. Mr. Dobson was the Vice President and Regional Area Manager of Petry Television in Atlanta, Georgia from 1980 through 1986, and a sales manager for American Katz Television, in Atlanta, Georgia from 1978 through 1980.

     PETER KAUFF (age 55) has been a director of the Company since January 1991 and was elected the Chief Operating Officer on the Closing Date. Previously, he served as Chairman of the Board of Directors of the Company since January 28, 1991 and Chief Executive Officer since February 1, 1994. Mr. Kauff was an executive officer with Entertainment Equities, an entertainment and talent management company, from 1988 to 1993. From 1971 to 1988, Mr. Kauff was a co-founder and co-chairman of DIR Broadcasting, Inc. which was in the business of radio syndication and radio and television production and was sold to Lorimar Pictures, Inc. in 1986, following which he remained Co-Chairman until 1988 and as a consultant up to 1990.

     AVY H. STEIN (age 42) will become a director of the Company on the Effective Date, as set forth above. Mr. Stein is currently a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P., a private equity fund formed in December 1995. From 1989 through 1994, Mr. Stein was a managing director of Continental Illinois Venture Corporation, and was responsible for deal flow origination, investment decision-making, transaction negotiation, portfolio oversight and disposition. From 1980 through 1983, Mr. Stein was an attorney with Kirkland & Ellis. From 1984 to 1985, Mr. Stein was President of Cook Energy Corporation, an oil and gas exploration and production company, and Vice President of Corporate Planning and Legal Affairs at Cook International, Inc. In 1985, he founded and became CEO and majority shareholder of Regent Corporation, which focused on making and managing acquisitions in the electronic security and personal emergency response industries. From 1988 until joining CIVC in 1989, Mr. Stein was a special consultant on acquisitions, dispositions and restructurings to the CEO of NL Industries, Inc. and its affiliates. Mr. Stein presently serves on the Boards of Directors of Racing Champions Corporation, Petersen Publishing Company, L.L.C. and Tremont Corporation.

     BETH F. JOHNSTON (age 36) will become a director of the Company on the Effective Date, as set forth above. Ms. Johnston is currently a Founding Member of Willis Stein & Partners, L.L.C., the general partner of Willis Stein & Partners, L.P. Prior to the formation of Willis Stein & Partners, L.P. in December 1995, Ms. Johnston was a managing director of Continental Illinois Venture Corporation where she worked from 1988 through 1994. In 1986, she worked at Hewlett-Packard Company, assisting in the management of the venture capital investments made through the company's pension fund. From 1983 to 1985, Ms. Johnston was an associate with The Boston Consulting Group, where she provided strategy consulting services for Fortune 500 companies, particularly in the areas of acquisitions, manufacturing and marketing.

     STEPHEN ROBERTS (age 58) has been a director of the Company since January 28, 1991. Mr. Roberts is the president of R & G Communications, a diversified communications firm focusing on the entertainment industry and related businesses which he founded in July 1989. Mr. Roberts is also, and has been since August 1985, the president of The S. Roberts Co., which provides consulting services to the entertainment industry. In addition, Mr. Roberts has been the president of Sandair Nevada, Inc., a sales representative and manufacturing company ("Sandair"), since June 1992. He presently serves as a member of the Board of Directors of Rentrak Corp., a public company engaged in the distribution of pre-recorded video cassettes. In addition, Mr. Roberts was the recipient of the Pioneer Award from the International Tape Association, in recognition of helping to create the international home video business. Mr. Roberts is a member of the Academy of Motion Pictures, Arts and Sciences, the Academy of Television Arts and Sciences and a former director of the Motion Picture Association of America.

     Prior to the closing of the Purchase Agreement, none of Jason Elkin, Joseph Gersh, John Dobson, Avy Stein or Beth Johnston or their affiliates were the beneficial owners of any securities of the Company.

                  BOARD COMMITTEES AND OTHER BOARD INFORMATION

     The Company's Board of Directors has an Audit Committee and a Stock Option and Compensation Committee. The Company does not have a nominating committee. On the Closing Date, the Company's two directors currently in office appointed Ms. Johnston and Messrs. Stein and Roberts to the Audit Committee, effective as of the Effective Date, and appointed Messrs. Elkin, Stein and Kauff to the Stock Option and Compensation Committee, effective as of the Effective Date. The Audit Committee meets with the Company's independent auditors and principal financial personnel to review the results of the annual audit. The Audit Committee also reviews the scope of the annual audit and other services before being undertaken by the Company's independent auditors, and reviews the adequacy and effectiveness of the Company's internal accounting controls. The Stock Option and Compensation Committee administers the Company's Performance Equity Plan and the Company's 1996 Stock Incentive Plan and makes recommendations to the full Board concerning compensation, including incentive arrangements, for the Company's officers and employees.

     During the Company's fiscal year ended October 31, 1996, there were five meetings of the Board of Directors of the Company, two meetings of the Stock Option and Compensation Committee and one meeting of the Audit Committee. No director attended fewer than 75% of the meetings of the Board of Directors or any committee on which he served.

                           COMPENSATION OF DIRECTORS

     Directors of the Company are reimbursed for reasonable travel and lodging expenses incurred in attending meetings of the Board of Directors and any committees on which they may serve. Directors do not presently receive any fees for attendance or participation at Board or committee meetings. The Company also has the Outside Directors' Plan, which provides for the grant of options to purchase shares of Common Stock to members of the Board of Directors who are not employees of the Company ("Eligible Directors"). Upon the initial election to the Board of a person who satisfies the definition of Eligible Director, such person shall be granted an option to purchase 10,000 shares of Common Stock. As of each February 14, each person who is then an Eligible Director and who has been an Eligible Director for at least six months shall be granted an option to purchase an additional 10,000 shares of Common Stock. Mr. Stein and Ms. Johnston, who will become Eligible Directors as of the Effective Date, have waived the right to receive options which would otherwise be granted to them pursuant to the Outside Directors' Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Stephen Roberts, a director of the Company, is also the President and a 50% owner of Sandair, which is a sales representative for the Company. During Fiscal 1996, in the ordinary course of business, the Company paid sales commissions to Sandair in an aggregate amount of approximately $96,000.

                               EXECUTIVE OFFICERS

     The current executive officers of the Company are as follows:


   Name          Age                  Title
------------     ---  -------------------------------------

Peter Kauff       55  Chairman of the Board and Chief
                      Executive Officer


Thomas Gatti      50  Executive Vice President


Alan Pearl        44  Chief Financial Officer, Treasurer
                      and Secretary


Richard Vogel     40  Chief Technical Officer and
                      Vice President of Product Development

     In connection with the Purchase Agreement, the directors of the Company elected Jason Elkin to serve as Chairman of the Board and Chief Executive Officer, Joseph D. Gersh as Vice Chairman of the Board, John T. Dobson III as President, and Peter Kauff as Chief Operating Officer, with the effective date of their taking such offices to be the Effective Date. Messrs. Gatti, Pearl and Vogel will continue to hold their current offices following the effectiveness of the foregoing election of new officers.

     See "Election of Directors" for biographical information relating to Messrs. Elkin, Gersh, Kauff and Dobson.

     THOMAS GATTI joined the Company in July 1993 and was appointed Executive Vice President in August 1993. Prior to joining the Company, Mr. Gatti served since January 1992 as a Divisional Vice President for Katz Communications, a national television/radio/cable representative firm. From July 1990 to January 1992, Mr. Gatti served as a director of national sales for Westinghouse Broadcasting owned and operated ratio stations.

     ALAN PEARL joined the Company in September 1992 and was appointed Chief Financial Officer and Treasurer of the Company in January 1993. He was also appointed Secretary of the Company in July 1996. Prior to joining the Company, Mr. Pearl served as the Corporate Controller of Emerson Radio Corp., a consumer electronics product designer and marketer since 1981.

     RICHARD VOGEL joined the Company in September 1992. He was appointed Chief Technical Officer in September 1995, in addition to being Vice President of Product Development, which position he has held since January 1993. Prior to joining the Company, Mr. Vogel worked for New England Technology Group, a systems development company, since 1983 and served as Director of Research and Development there since January 1988.

     The Company's officers are elected annually by, and serve at the pleasure of, the Board of Directors, subject to the terms of any employment agreements. Each of Jason Elkin, Joseph Gersh, John Dobson, Peter Kauff, Alan Pearl and Richard Vogel has entered into an employment agreement with the Company. See "Executive Compensation - Employment Agreements." No family relationships exist between any directors or executive officers of the Company.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth compensation earned by or paid to the Chief Executive Officer and the other most highly compensated executive officers of the Company who earned over $100,000 and who are currently officers (collectively, the "Named Executives") for the Company's fiscal year ended October 31, 1996 ("Fiscal 1996"). The Company awarded or paid such compensation to such persons for services rendered in all capacities during the applicable fiscal years.

                                                                                 LONG-TERM COMPENSATION
                                                                                       AWARDS/(2)/
                                                ANNUAL COMPENSATION              -----------------------
                                     ------------------------------------------
NAME AND                                                                               SECURITIES
PRINCIPAL POSITION           FISCAL                            OTHER ANNUAL            UNDERLYING
DURING FISCAL 1996            YEAR    SALARY($)      BONUS($)  COMPENSATION/(1)/        OPTIONS(#)
---------------------------  ------  -----------     --------  -----------------   ----------------------
Peter Kauff                   1996    222,103            -             -                 500,000/(3)/
  Chief Executive Officer     1995    181,574            -             -                 125,000
  and Chairman of the Board   1994    158,743            -             -                       -

Thomas Gatti                  1996    169,250            -             -                  15,000
 Executive Vice President     1995    165,623/(4)/       -             -                       -
                              1994    140,481/(4)/       -             -                       -

--------
(1) The Company has concluded that the aggregate amount of perquisites and other personal benefits paid to each of the Named Executives did not exceed the lesser of ten (10%) percent of such officer's annual salary and bonus for each fiscal year indicated or $50,000.

(2)  The Company has no long-term cash incentive plan.

(3) Excludes options covering 37,133 shares of Common Stock granted to Mr. Kauff as of January 25, 1996, pursuant to the Stock Incentive Plan. Such options replaced options covering 37,133 shares of Common Stock granted to Mr. Kauff in 1991 pursuant to the Company's Performance Equity Plan which were surrendered as of September 26, 1995. Conditioned on consummation of the Purchase Agreement, 337,500 of these options were adjusted to become 1,350,000 options, by action of the Board of Directors taken April 8, 1997 pursuant to anti-dilution provisions contained in the Option Agreement dated September 12, 1996.

(4) Does not include a $5,000 and $22,500 advance for fiscal 1995 and fiscal 1994, respectively, expected to be offset against future commissions.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning stock option grants made during Fiscal 1996 to the Named Executives. These grants are also reflected in the Summary Compensation Table. The Company has not granted any stock appreciation rights.

                     NUMBER OF SECURITIES         % OF TOTAL OPTIONS
                  UNDERLYING OPTIONS GRANTED     GRANTED TO EMPLOYEES IN        EXERCISE PRICE   EXPIRATION
 NAME                     (#)/(1)/                 FISCAL YEAR 1996             ($/SHARE)/(2)/       DATE
------            --------------------------     -----------------------        --------------   ----------

Peter Kauff               500,000/(3)/                 77.8%                          $1.31        9/12/01

Thomas Gatti               15,000                       2.3%                          $1.25        8/29/01

(1) Grants originally became exercisable in equal installments on the first four anniversaries of the date of grant, but vesting has been accelerated upon the occurrence of change of control pursuant to the Purchase Agreement. See "Employment Agreements" below.

(2) The exercise price of the options granted was equal to the fair market value of the underlying stock on the date of grant.

(3) Excludes options covering 37,133 shares of Common Stock granted to Mr. Kauff as of January 25, 1996, pursuant to the Stock Incentive Plan. Such options replaced options covering 37,133 shares of Common Stock granted to Mr. Kauff in 1991 pursuant to the Company's Performance Equity Plan which were surrendered as of September 26, 1995. Conditioned on consummation of the Purchase Agreement, 337,500 of these options were adjusted to become 1,350,000 options, by action of the Board of Directors taken April 8, 1997 pursuant to anti-dilution provisions contained in the Option Agreement dated September 12, 1996.

FISCAL YEAR-END OPTION VALUES

     The following table sets forth information concerning unexercised options, including the aggregate dollar value of in-the-money options, held by the Named Executives at the end of Fiscal 1996. The closing price of the Common Stock underlying the options on October 31, 1996 (the last trading day of the fiscal year) on The Nasdaq Stock Market's SmallCap Market ("Nasdaq") was $1.00. No options were exercised by the Named Executives in Fiscal 1996.


                             NUMBER OF SECURITIES                  VALUE OF UNEXERCISED
                            UNDERLYING UNEXERCISED                     IN-THE-MONEY
                             OPTIONS AT FY-END (#)                  OPTIONS AT FY-END ($)
                        --------------------------------  ------------------------------------
     NAME               EXERCISABLE        UNEXERCISABLE       EXERCISABLE       UNEXERCISABLE
--------------  -------------------------  -------------  ---------------------  -------------
Peter Kauff              156,575            630,883/(1)/        $71,435              -

Thomas Gatti                   -             15,000                   -              -

-------
(1) By resolution dated April 8, 1997, the Board of Directors of the Company amended the Option Agreement, dated September 12, 1996, between the Company and Peter Kauff, which granted Mr. Kauff a non-qualified stock option to purchase 337,500 shares of the Company's Common Stock at $1.31 per share, exercisable over a four year period, to provide that conditioned on consummation of the transactions contemplated by the Purchase Agreement, the number of options under the Agreement were increased to 1,350,000, all of which are immediately exercisable at an option price of $0.76 per share. Due to the change of control of the Company, all options granted pursuant to the Company's Performance Equity Plan have become immediately vested and exercisable as of April 25, 1997.

REPRICING OF OPTIONS

     As of September 26, 1995, Mr. Kauff surrendered options covering 37,133 shares of Common Stock which were granted in 1991 pursuant to the Performance Equity Plan. The exercise of the options surrendered by Mr. Kauff was contingent on the Common Stock reaching prices significantly higher than the
market price at the time of such surrender.   New options covering 37,133 shares
of Common Stock were granted to Mr. Kauff, as of January 25, 1996, with exercise prices equal to $1.44 per share (the fair market value per share on the date of grant), pursuant to the Stock Incentive Plan. The old options held by Mr. Kauff were designed to further compensate and provide for an incentive for such employee, and the Compensation Committee determined that the significant decline in the market price of the Common Stock since the date of grant of the old options frustrated these purposes. The Compensation Committee believed that by awarding Mr. Kauff new options with exercise prices at $1.44 per share (the fair market value per share on the date of grant) he will be fairly compensated for his efforts and further motivated to achieve the Company's success. The Compensation Committee also believed that exchanging "out-of-the-money" options is a cost-effective method of retaining key employees and preserving the important motivating effect that stock options have.

LONG-TERM INCENTIVE PLAN AWARDS
     No awards were made by the Company under any long-term incentive plan during Fiscal 1996.

EMPLOYMENT AGREEMENTS
     Messrs. Elkin, Gersh, Dobson, Kauff, Pearl and Vogel are employed by the Company pursuant to written employment agreements.

     Mr. Elkin's employment agreement has an initial term of four years from the Effective Date and is automatically renewed for additional one-year periods unless either party provides written notice of termination six months in advance of the expiration date of the current term. Mr. Elkin is to receive an annual salary of $300,000, with an annual raise of ten percent (10%) and an annual bonus in an amount determined by the Compensation Committee. If Mr. Elkin is terminated without cause, he would be entitled to his salary for the remaining portion of the term. Mr. Elkin's employment agreement also contains a covenant not to compete.

     Mr. Gersh's employment agreement has an initial term of four years from the Effective Date and is automatically renewed for additional one-year periods unless either party provides written notice of termination six months in advance of the expiration date of the current term. Mr. Gersh is entitled to receive an annual salary of $200,000, with an annual raise of ten percent (10%) and an annual bonus in an amount determined by the Compensation Committee. If Mr.
Gersh is terminated without cause, he would be entitled to his salary for the remaining portion of the term. Mr. Gersh's employment agreement also contains a covenant not to compete.

     Mr. Dobson's employment agreement has an initial term of four years from the Effective Date and is automatically renewed for additional one-year periods unless either party provides written notice of termination six months in advance of the expiration date of the current term. Mr. Dobson is entitled to receive an annual salary of $275,000, with an annual raise of seven percent (7%) and an annual bonus in an amount up to $100,000 depending on achieving certain net operating income thresholds. Mr. Dobson is also entitled to reimbursement for rent payments for an apartment in New York City of up to $4,000 per month. If Mr. Dobson is terminated without cause, he would be entitled to his base salary for the remaining portion of the term. Mr. Dobson can also be terminated for cause for the Company's failure to achieve certain financial goals. Mr. Dobson's employment agreement also contains a covenant not to compete.

     Mr. Kauff's employment agreement has a term of four years from the release of the Purchased Securities from escrow pursuant to the Escrow Agreement. Mr. Kauff is entitled to receive an annual salary of $275,000, with an annual raise based upon increases in the Consumer Price Index. Mr. Kauff's employment agreement also contains a covenant not to compete. In the event that Mr. Kauff's employment is terminated without cause in the first year under this employment agreement, or he resigns in the first year, he is entitled to receive a one-time payment equal to $500,000.

     Pursuant to Mr. Gatti's employment agreement, which runs until December 31, 1997, Mr. Gatti is to receive an annual salary of $170,000 and a 3.0% commission on net advertising sales of the Company in excess of $1,250,000 per year of employment. In addition to Mr. Gatti's base salary and bonus, he received options to purchase 15,000 shares of Common Stock and, in the event net advertising sales during a calendar year exceed $2,250,000 he shall receive non-qualified stock options to purchase 7,500 shares of Common Stock (and an additional option for 7,500 shares of Common Stock for each additional one million dollars of annual net sales). In the event that Mr. Gatti's employment is terminated without cause, he is to receive his base salary for the lesser of 12 months from the date of termination or the then remaining term of this employment agreement, plus commissions on pro-rated net advertising sales earned.

     Mr. Vogel's employment agreement, as amended, which runs until September 8, 1998, provides that Mr. Vogel is to receive an annual salary of $102,500 for the 12-month period ending September 8, 1997, and $110,000 for the 12-month period ending September 8, 1998, plus cost of living increases. Mr. Vogel is also entitled to a bonus of $7,500 for the 12-month period ending September 8, 1997, and $15,000 for the 12-month period ending September 8, 1998; provided that such bonus amounts are approved at such times by the Chairman. In addition, Mr. Vogel has been granted options to purchase 10,000 and 37,500 shares of Common Stock, respectively, pursuant to the terms of the Company's Performance Equity Plan and in accordance with, and subject to, the terms of two stock option agreements between Mr. Vogel and the Company, at per share exercise prices of $2.88 and $1.36, respectively. In the event that Mr. Vogel's employment is terminated without cause, he is to receive his base salary for the lesser of 12 months from the date of termination or the then remaining term of his employment agreement.

     Pursuant to Mr. Pearl's employment agreement, as amended, which runs until September 30, 1999, Mr. Pearl is to receive an annual salary of $105,000 for the 12-month period ending September

30, 1997, $112,500 for the 12-month period ending September 30, 1998 and $120,000 for the 12-month period ending September 30, 1999, plus cost of living increases. In addition to Mr. Pearl's base salary under the agreement, Mr. Pearl was granted options to purchase 24,000 and 36,000 shares of Common Stock, pursuant to the terms of the Company's Performance Equity Plan and Stock Incentive Plan, respectively, and in accordance with, and subject to, the terms of two stock option agreements between Mr. Pearl and the Company, at per share exercise prices of $1.36 and $1.3125, respectively. In the event that Mr. Pearl's employment is terminated without cause, he is to receive his base salary for the lesser of 12 months from the date of termination or the then remaining term of this employment agreement.

     The Company currently maintains a $1,000,000 term life insurance policy on the life of Peter Kauff with benefits payable to the Company.
     The Company offers basic health, major medical and life insurance to the employees. No retirement, pension or similar program has been adopted by the Company.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Restated Certificate of Incorporation includes certain provisions permitted pursuant to the Delaware General Corporation Law (the "GCL"), whereby officers and directors of the Company are to be indemnified against certain liabilities. The Restated Certificate of Incorporation also limits to the fullest extent permitted by the GCL a director's liability to the Company or its Stockholders for monetary damages for breach of any fiduciary duty as a director, except where a director (i) breaches his or her duty of loyalty to the Company or its stockholders, (ii) fails to act in good faith or engages in intentional misconduct or a knowing violation of the law, (iii) authorizes payment of an unlawful dividend or stock repurchase or redemption or
(iv) obtains an improper personal benefit. This provision of the Restated Certificate of Incorporation has no effect on any director's liability under Federal securities laws or the availability of equitable remedies, such as injunction or recession, for breach of fiduciary duty. The Company believes that these provisions will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), requires the Company's directors and executive officers, and persons who own more than ten (10%) percent of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Reporting persons are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, the following persons failed to file, on a timely basis, reports required by Section 16(a) of the 1934 Act, for the number of transactions indicated, during Fiscal 1996:

          Peter Kauff        Form 5  3 Transactions
          Stephen Roberts    Form 5  1 Transaction
          Richard Vogel      Form 5  1 Transaction


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto authorized.


Dated:  May 1, 1997       UC TELEVISION NETWORK CORP.


                          By:  /s/ Peter Kauff
                             --------------------------------
                               Peter Kauff
                               Chairman of the Board and
                               Chief Executive Officer